Exhibit 99.1

TSX: POM, NYSE MKT: PLM	100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

NEWS RELEASE	2018-15

PolyMet reports results for period ended September 30, 2018
Following state’s issuance of Permit to Mine on November 1, 2018

St. Paul, Minn., November 13, 2018 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported that it has filed its financial results for the three and nine months ended September 30, 2018.  PolyMet received its Permit to Mine on November 1, 2018 and controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

2018 Highlights

•
In November 2018, the company received all Minnesota Department of Natural Resources permits for NorthMet for which the company had applied, including the Permit to Mine, dam safety, water appropriations and public waters work permits along with Wetland Conservation Act approval;

•
In October 2018, the Minnesota Pollution Control Agency transmitted revised draft air and water permits for U.S. Environmental Protection Agency review, noting that they are not open for public comment and final permit decisions are expected by the end of the year;

•	In June 2018, the company and U.S. Forest Service completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body;

•
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements, and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed capital costs, operating costs, and economic valuations for the mine plan being permitted,  as well as discussion of potential future opportunities; and

•
In March 2018, the company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019 or certain events, reduce the interest rate on the outstanding debentures, and make available up to $80 million in additional funding.    Proceeds are being used to complete permitting, purchase wetland credits, advance detailed engineering and perform certain early works to prepare the site for construction.

Goals and objectives for the next twelve months
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control.  However, the MPCA announced that final decisions will be made by the end of the year and U.S. Army Corps of Engineers final decisions are expected to follow thereafter.  Given these circumstances, PolyMet’s objectives include:

•	Favorable decisions on final MPCA permits (air and water);

•	Favorable decision by the USACE on the Final Record of Decision and 404 wetlands permit under the Clean Water Act;

•	Completion of Project implementation plan; and

•	Execution of a construction finance plan.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	September 30, 2018	December 31, 2017

Cash & equivalents	$6,962	$6,931
Working capital (see note)	(185,264)	(138,057)
Total assets	436,073	409,042
Total liabilities	248,785	210,367
Shareholders’ equity	$187,288	$198,675

Note:  Working capital deficit is due to the Glencore debentures being classified as current on the basis they mature on or before March 31, 2019.

At September 30, 2018, PolyMet had cash of $6.962 million compared with $6.931 million at December 31, 2017.  Subsequent to quarter end, an additional $25 million was received from Glencore under the March 2018 agreement described above.

As of September 30, 2018, PolyMet had spent $131.315 million on environmental review and permitting since the NorthMet Project moved from exploration to development stage.

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)
	Three months ended		Nine months ended
Income and Cash Flow Statement	Sept 30, 2018	Oct 31, 2017	Sept 30, 2018	Oct 31, 2017

General & administrative expense excluding non- cash share-based compensation	$1,080	$910	$3,904	$3,446

Non-cash share-based compensation	182	283	1,637	1,095

Other Expenses:
Finance & Other	426	589	1,931	1,830
Non-cash loss on disposals	-	469	553	1,793
Non-cash loss on debenture modification	-	-	4,109	-

Loss for the period:	1,688	2,251	12,134	8,164
Other Comprehensive (Income)	-	(50)	-	(45)

Loss per share	0.01	0.01	0.04	0.03

Investing Activities:
NorthMet Property	$10,178	$6,997	$20,226	$18,100

Weighed average shares outstanding	320,583,629	319,139,686	320,330,029	318,800,431

Loss for the three months ended September 30, 2018, was $1.688 million compared with $2.251 million for the prior year period primarily due to non-cash items.  General and administrative expenses for the three months ended September 30, 2018, excluding non-cash share-based compensation, were $1.080 million compared with $0.910 million for the prior year period.  Other expenses were $0.426 million compared with $1.058 million for the prior year period primarily due to non-cash items.

Loss for the nine months ended September 30, 2018, was $12.134 million compared with $8.164 million for the prior year period primarily due to non-cash items.  General and administrative expenses for the nine months ended September 30, 2018, excluding non-cash share-based compensation, were $3.904 million compared with $3.446 million for the prior year period.  Other expenses were $6.593 million compared with $3.623 million for the prior year period primarily due to non-cash items.

PolyMet invested $10.178 million cash into its NorthMet Project during the three months ended September 30, 2018, compared with $6.997 million in the prior year period primarily due to wetland credit purchases.  For the nine months ended September 30, 2018, PolyMet invested $20.226 million cash into its NorthMet Project, compared with $18.100 million during the prior year period.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.